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                                                                    EXHIBIT 99.2


[CENTERPULSE LOGO]                                       Centerpulse Ltd
                                                         Andreasstrasse 15
                                                         CH-8050 Zurich

                                                         Tel +41 (0) 1 306 96 96
                                                         Fax +41 (0) 1 306 96 97
                                                         www.centerpulse.com


      MEDIA RELEASE
Date  October 16, 2002
Page  1/1


DISCLOSURE OF CENTERPULSE SHAREHOLDINGS

Zurich, October 17, 2002 -- In accordance with Article 20 of the Swiss Stock Exchange Regulations, Centerpulse Ltd, of Zurich, confirms that InCentive Investment (Jersey) Ltd, Lister House, The Parade, Jersey (UK), now owns 1,572,209 shares of Centerpulse Ltd. InCentive also holds 572,256 call options and 425,307 put options on Centerpulse shares. This corresponds to 21.72% of the company's voting rights. InCentive Investment (Jersey) Ltd is a fully-owned subsidiary of Incentive Capital AG, Baarerstrasse 8, 6301 Zug.


Media Inquiries:
Centerpulse Corporate Communications
Beatrice Tschanz
Mobile +41 (0)79 407 08 78
Phone  +41 (0) 1 306 96 46
Fax    +41 (0) 1 306 96 51
E-mail: press-relations@centerpulse.com


Erwin Schaerer
Mobile +41 (0)79 407 12 25
Phone  +41 (0) 1 306 96 53
E-mail: press-relations@centerpulse.comInvestor Relations:
Suha Demokan
Phone  +41 (0) 1 306 98 25
Mobile +41 (0)79 430 81 46
E-mail: investor-relations@centerpulse.com


(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)


THIS NEWS RELEASE IS AVAILABLE ON THE INTERNET AT www.centerpulse.com.